New York - AG	October 15, 2019
Toronto – FR
Frankfurt – FMV

First Majestic Produces 6.6 Million Silver Equivalent Ounces in Third Quarter

Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") announces total production in the third quarter of 2019 reached 6.6 million silver equivalent ounces, representing a 4% increase compared to the prior quarter. Total production consisted of 3.4 million ounces of silver, 35,791 ounces of gold, 1.9 million pounds of lead and 1.0 million pounds of zinc. By the end of the third quarter, total production in 2019 has reached 19.3 million silver equivalent ounces, or approximately 77% of the Company’s guidance midpoint of producing 24.4 to 26.0 million ounces.
THIRD QUARTER OPERATIONAL HIGHLIGHTS

•	Record consolidated average silver recoveries of 88%, the highest in the Company’s 17-year history

•	Record production at Santa Elena of 1,859,170 silver equivalent ounces, up 27% from the prior quarter

•	Five-year production high at La Encantada of 885,627 silver ounces, up 81% from the prior quarter

•	Achieved average silver recoveries of 82% at La Encantada, the highest recovery rates in recent history at this mine

•	Reached steady state production of the new 3,000 tpd high-intensity grinding (“HIG”) mill at Santa Elena, making it the only hard rock operating HIG mill in Latin America

•	Began initial earthwork activities at Santa Elena’s Ermitaño project for surface facilities and development of the underground portal

“Total production increased 4% quarter over quarter due to higher grades and recoveries at both our Santa Elena and La Encantada operations,” said Keith Neumeyer, President and CEO. “At La Encantada, silver recoveries averaged 82%, making it the highest recovery rate since owning this operation, following successful plant modifications to optimize ore handling and processing. In addition to higher recoveries, silver grades at La Encantada increased 59% pushing silver production to the highest level since 2014. Production at Santa Elena also reached a new record as higher gold grades were produced from the Main Vein and overall higher metallurgical recoveries were achieved following the start-up of the new HIG mill. This new mill is proving to be a major asset for this operation and I would like to recognize our projects and innovations team for a job well done.”

PRODUCTION TABLE

	Q3 2019	Q3 2018	Y/Y Change	Q2 2019	Q/Q Change
Ore processed / tonnes milled	655,967	864,056	(24%)	736,896	(11%)
Total production - ounces of silver equivalent	6,636,716	6,740,315	(2%)	6,410,483	4%
Total silver ounces produced	3,367,740	3,505,344	(4%)	3,193,566	5%
Gold ounces produced	35,791	35,260	2%	33,576	7%
Pounds of lead produced	1,907,305	4,443,290	(57%)	2,452,803	(22%)
Pounds of zinc produced	1,026,739	1,234,385	(17%)	1,398,922	(27%)

QUARTERLY REVIEW

Total ore processed during the quarter at the Company's mines amounted to 655,967 tonnes, representing an 11% decrease compared to the previous quarter. The decrease in tonnes processed was primarily due to the continued inactivity at San Martin and a decrease in processed ore at La Parrilla following the decision to temporarily halt milling operations in order to build adequate surface stockpiles to be used during the commissioning phase of the new high-recovery microbubble flotation cells in early 2020.

Consolidated silver grades in the quarter averaged 181 g/t compared to 159 g/t in the previous quarter. This 14% increase was primarily the result of a higher silver grades at La Encantada, San Dimas, Santa Elena and La Parrilla. Consolidated gold grades averaged 1.76 g/t compared to 1.48 g/t in the prior quarter representing a 19% increase primarily due to higher gold grades from the Main Vein at Santa Elena.

Consolidated silver and gold recoveries averaged 88% and 96%, respectively, during the quarter. Higher recoveries were achieved at Santa Elena following the successful installation and ramp up of the new 3,000 tpd HIG mill. In addition, La Encantada achieved average silver recoveries of 82%, representing a significant 23% increase compared to the prior quarter and the highest recovery rate in recent history at this mine, following several plant optimization modifications.

MINE BY MINE PRODUCTION TABLE

Mine	Ore Processed	Tonnes per Day	Silver Oz Produced	Gold Oz Produced	Pounds of Lead	Pounds of Zinc	Equivalent Silver Ounces
San Dimas	173,679	1,888	1,639,481	21,534	—	—	3,502,102
Santa Elena	229,094	2,490	632,216	14,154	—	—	1,859,170
La Encantada	191,926	2,086	885,627	65	—	—	891,205
La Parrilla	33,439	363	135,420	17	1,005,300	1,026,739	258,683
Del Toro	27,829	302	74,997	22	902,005	—	125,557
Total	655,967	7,130	3,367,740	35,791	1,907,305	1,026,739	6,636,716
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $16.98 per ounce; Gold: $1,472 per ounce; Lead: $0.92 per pound; Zinc: $1.07 per pound.

At the San Dimas Silver/Gold Mine:

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During the quarter, San Dimas produced 1,639,481 ounces of silver and 21,534 ounces of gold for a total production of 3,502,102 silver equivalent ounces, reflecting a 4% decrease compared to the prior quarter.

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The mill processed a total of 173,679 tonnes with average silver and gold grades of 315 g/t and 4.00 g/t, respectively. Silver grades improved by 1% while gold grades decreased by 7% when compared to the prior quarter to a level consistent with budget expectations.

•	Silver and gold recoveries were consistent during the quarter averaging 93% and 97%, respectively.

At the Santa Elena Silver/Gold Mine:

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During the quarter, Santa Elena produced 632,216 ounces of silver and 14,154 ounces of gold for a total production of 1,859,170 silver equivalent ounces, reflecting a 27% increase compared to the prior quarter. This significant increase was primarily due to higher gold grades from the Main Vein.

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The mill processed a total of 229,094 tonnes, consisting of 132,437 tonnes (or approximately 58% of production) of underground ore and 96,657 tonnes (or approximately 42% of production) from the above ground heap leach pad.

•	Silver and gold grades from underground ore averaged 141 g/t and 3.02 g/t, respectively. Silver and gold grades from the above ground heap leach pad averaged 32 g/t and 0.61 g/t, respectively.

•	Silver and gold recoveries averaged 91% and 96%, respectively, during the quarter.

•
The new 3,000 tpd HIG mill reached steady state production during the quarter following a successful ramp up. The total project took less than one year to achieve commercial production and is currently the only operating HIG mill processing fresh ore in Latin America. Quarterly average recovery rates are expected to increase in the fourth quarter with the mill operating for the full period.

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Four surface drill rigs were active at the Ermitaño project during the quarter. In addition, above ground earthwork activities began to prepare the area for the installation of surface facilities and portal construction.

•	The Company is expected to release a Preliminary Economic Assessment study and updated Resource estimates on the Ermitaño project by the end of the first quarter in 2020.

At the La Encantada Silver Mine:

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During the quarter, La Encantada produced 885,627 ounces of silver representing an 81% increase from the previous quarter and the highest quarterly production in over five years. The increase in silver production was primarily due to a 59% increase in silver grades and a 23% increase in silver recoveries.

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Silver recoveries averaged 82% during the quarter, the highest recovery rate since acquiring the mine in 2006, due to a revised throughput methodology which included selective stockpiling, focus on finer grinding and a change in the management reporting structure of personnel at the processing plant.

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Silver grades during the quarter averaged 176 g/t compared to 110 g/t in the prior quarter. This significant increase was the driven by higher grades from the San Javier and La Prieta sub-level caving areas which produced 105,405 tonnes with an average silver grade of 228 g/t.

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A final redesign report from Hatch, an engineering firm, related to the roaster materials handling system is expected to be delivered to the Company in the coming weeks. During this design analysis, production from the roaster remains suspended until the necessary modifications can be concluded and have been completed.

At the La Parrilla Silver Mine:

•	During the quarter, the flotation circuit processed 33,439 tonnes with an average silver grade of 169 g/t and a 75% recovery for total production of 258,683 silver equivalent ounces.

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The lead circuit processed an average lead grade of 2.1% with recoveries of 64% for total lead production of 1.0 million pounds, representing a 41% decrease compared to the previous quarter, due to lower throughput rates related to the temporary suspension of milling activities in September.

•	The zinc circuit processed an average zinc grade of 2.0% with recoveries of 68% for total zinc production of 1.0 million pounds, representing a 27% decrease compared to the previous quarter.

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The Company continues to review toll milling opportunities from third party suppliers and is stockpiling fresh ore to be used during the commissioning phase of the new high-recovery microbubble flotation cells in early 2020. The Company is also evaluating methods to produce a new bulk concentrate from Del Toro to be shipped to La Parrilla’s microbubble flotation cells for further processing.

At the Del Toro Silver Mine:

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During the quarter, Del Toro produced a total of 125,557 silver equivalent ounces reflecting a 2% increase compared to the prior quarter primarily due to a 5% increase in tonnes milled, slightly offset by a 6% decrease in silver recoveries.

•	Silver grades and recoveries during the quarter averaged 115 g/t and 73%, respectively.

•	Lead grades and recoveries averaged 2.3% and 63%, respectively, producing a total of 0.9 million pounds of lead representing a 21% increase compared to the previous quarter.

At the San Martin Silver Mine:

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During the quarter, all mining and processing activities at the San Martin operation remained suspended. The Company continues to work with authorities to secure the area in anticipation of restarting the operation in early 2020.

Q3 EARNINGS ANNOUNCEMENT
The Company is planning to release its third quarter 2019 unaudited financial results on Thursday, November 7, 2019.

ABOUT THE COMPANY
First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Production from these mines are projected to be between 12.8 to 13.5 million silver ounces or 24.4 to 26.0 million silver equivalent ounces in 2019.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.